

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via E-mail</u>
Mr. Leopoldo Viriato Saboya
Chief Financial Officer and Investor Relations Officer
BRF – Brasil Foods S.A.
1400 R. Hungria, 5th Floor Jd
América 01455000 São Paulo SP, Brazil

  **Re:** **BRF – Brasil Foods S.A.**
    **Form 20-F for the Year Ended December 31, 2010**
    **Filed April 28, 2011**
    **File No. 001-15148**

Dear Mr. Saboya:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ David R. Humphrey

      David R. Humphrey
      Branch Chief